Copa Airlines Announces 2011 Expansion Plans: New Destinations, More Frequencies and Improved Schedules

-- With the addition of three new destinations as of June 2011, the airline will serve 55 destinations in 27 countries on the American continent, with a total of 180 daily flights from the Hub of the Americas at Tocumen Airport in Panama City, Panama

PANAMA CITY, Jan. 21, 2011 /PRNewswire/ --Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA) announced today that as of June 2011 it will increase daily flight frequencies to several countries in its extensive route network, offer more convenient schedules and begin service to three new destinations: Toronto, Canada; Porto Alegre, Brazil; and Nassau, Bahamas.

"Thanks to these new destinations and the increase in frequencies from our Hubof the Americas in Panama City, Copa Airlines continues to expand its coverage and reaffirm its leadership in Latin America and the Caribbean," said Pedro Heilbron, CEO. "Copa offers flights to more international destinations than any other airline from any other hub in the Region."

"The Hub of the Americas continues to be the most efficient and convenient connection point on the continent," Heilbron added.  "The increase in flight frequencies will allow us to significantly improve our daily arrival and departure schedules to offer better connectivity, more flight options and more frequent connections throughout the day.  In fact some destination will now have up to six daily frequencies."

In 2010 Copa Airlines transported more than 5.2 million passengers via the region's most complete route network through the Hub of the Americas.  The airline's on-time performance of greater than 90 percent (measured by industry standards established by the U.S. Department of Transportation), puts the airline in a leadership position in Latin America and among the best in the world.  The arrival of 10 new Boeing 737-800 aircraft this year will signal even greater growth.

MORE FREQUENCIES AND CONVENIENT SCHEDULES FOR BUSINESS TRAVELERS

Copa Airlines' transition as of June 15 from a four-bank to a six-bank operational system  (groups of connecting schedules) will allow the airline to better utilize Tocumen Airport's existing infrastructure as well as offer passengers more and better scheduling options.

As of June 15, the Hub of the Americas at Tocumen Airport will add to its existing flight banks, currently two in the morning and two in the afternoon, a group of early-morning departures – ideal for travelers who want to arrive at their destination early in the day – and a group of afternoon departures.

These operational changes also translate to significant improvements in Copa Airlines'  flight schedules to major destinations on the American continent, such as  New York's JFK Airport and Dulles International Airport in Washington, D.C., as well as to South America's principal cities.

Opportunities for connection will increase throughout Copa's extensive route network as well, resulting in shorter connecting times, giving the Panamanian airline a firm foothold as the best choice for connectivity and convenient travel schedules.

In addition to the four-times-a-week flights to its three new destinations, Toronto, Porto Alegre and Nassau, Copa will increase frequencies on the following flights:

Destinations from Panama	Daily flights
	in 2010	as of June 2011
Lima, Peru	4	5
Orlando, Florida	2	3
Miami, Florida	3	4
Bogota, Colombia	5	6
Santiago, Chile	2	3

In operation for more than six decades, the Panamanian airline will offer a total of 180 daily flights from the Hub of the Americas at Tocumen International Airport to 55 destinations in 27 countries in North, Central, and South America and the Caribbean.  The airline will continue to strengthen Panama City as a business center and tourist destination and to improve Panama's connectivity with the rest of the world.

About Copa Holdings, S.A.

Copa Holdings, through its operating subsidiaries Copa Airlines and Copa Airlines Colombia (formerly Aero Republica), is a leading Latin American commercial aviation provider of passenger and cargo service. Copa Airlines and Copa Airlines Colombia currently offer more than 160 daily flights to 52 destinations in 25 countries in North, Central and South America and the Caribbean through the Hub of the Americas at Tocumen International Airport in Panama City, Panama.  From the U.S., Copa Airlines offers nonstop service to Panama from Miami, New York City (JFK), Los Angeles, Washington, D.C. (Dulles), and Orlando.  To make reservations, select seats, enter a OnePass number, create a trip log, print boarding passes and pay for tickets via secure transactions in six different currencies (U.S. dollars; Argentine, Chilean, Colombian and Mexican pesos; and Brazilian reales), visit copaair.com.

CPA-G

CONTACT: Patricia Roquebert, +011-517-304-2672, mediarelations@copaair.com